April 21, 2006
VIA EDGAR AND FACSIMILE
Mr. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	Mitcham Industries, Inc.
Form 10-K for the fiscal year ended January 31, 2005
File No. 0-25142
Dear Mr. Cash:
     On April 6, 2006, Mitcham Industries, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Form 10-K for the fiscal year ended January 31, 2005 (the “2005 Form 10-K”).
     The following responses are for the Staff’s review. For your convenience, we have repeated in bold type each comment of the Staff exactly as given in the Staff’s comment letter.
Form 10-K for the fiscal year ended January 31, 2005
Statement of Consolidated Cash Flows
Lease pool equipment and new equipment sales
1.	In response to our prior comment one you indicate that beginning with the 2006 Form 10-K you will classify cash received from the sale of used lease pool equipment as an investing activity and you will reflect the gross profit from the sale of lease pool equipment as a reduction of income from operations and the cash recipes [sic] from the sale of lease pool equipment as investing activities in the statement of cash flows for all periods presented. Please provide us with an analysis of the impact of these corrections on the cash flow statement for all periods presented in your 2006 Form 10-K as well
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL:
sales@mitchamindustries.com
www.mitchamindustries.com

as for fiscal year 2003. Also, provide your analysis for your fiscal year 2006 quarterly reports.

Response: The following tables reflect the impact of our corrections to the cash flow statement for fiscal year 2003, for all periods presented in our 2006 Form 10-K, and for our fiscal year 2006 quarterly reports.
Comparison of Summarized Annual Consolidated Statements of Cash Flows, original vs.
restated (Amounts in 000’s)

	2003	2003	2004	2004	2005	2005
	Original	Restated	Original	Restated	Original	Restated
Net cash provided by (used in) operating activities	3,377	(3,196)	9,925	1,266	17,041	10,472
Net cash provided by (used in) investing activities	(4,754)	(16)	(3,635)	2,524	(6,045)	512
Cash, end of year	5,137	5,137	6,834	6,834	13,138	13,138
Comparison of Summarized Quarterly Consolidated Statements of Cash Flows fiscal 2006
(Amounts in 000’s)

	Q1 ’06	Q1 ’06	Q2 ’06	Q2 ’06	Q3 ’06	Q3 ’06
	Original	Restated	Original	Restated	Original	Restated
Net cash provided by operating activities	819	39	5,961	4,505	8,059	5,771
Net cash provided by (used in) investing activities	(1,191)	(386)	(4,869)	(3,192)	(6,177)	(3,677)
Cash, end of period	12,229	12,229	13,807	13,807	15,196	15,196
2.	If such above restatements are material, we remind you of the following:
•	An explanatory paragraph in the audit opinion must be presented,

•	Fully comply with SFAS 154, paragraphs 25 and 26.

•	Ensure your Item 9A disclosures includes the following:
•	A discussion of the restatement and the facts and circumstances surrounding it,

•	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of the their disclosure controls and procedures, Address any changes to internal controls over financial reporting, and

Address any anticipated changes to disclosure controls and procedures and/or

•	internal controls over financial reporting to prevent future misstatements of a

•	similar nature
Response: We acknowledge the Staff’s comments and will draft the disclosure in our 2006 Form 10-K accordingly.
Note 1 — Organization and Summary of Significant Accounting Policies — Seismic Equipment Lease Pool, page F-8
3.	We note your response to prior comment three. Based on your response it appears that you have been able to create a program which will allow you to determine the amount of lease pool assets that were fully depreciated at January 31, 2005. Please tell us the amount of lease pool assets that were fully depreciated at January 31, 2005 and additionally, please tell us what your policy will be regarding the removal of assets which are fully depreciated from your books. Specifically address how you will identify those assets which are fully depreciated but still generating lease revenues. In this regard, we assume that those assets should not be removed from your books.

Response:
(a)	The amount of lease pool assets that were fully depreciated and carried on our books at January 31, 2005 was approximately $24.3 million.

(b)	Our policy regarding the removal of assets that are fully depreciated from our books is the following: if an asset is fully depreciated and is still expected to generate revenue, then the asset will remain on our books. However, if a fully depreciated asset is not expected to have any future revenue generating capacity, then we will remove the asset from our books.

(c)	As described in our previous response letters to the Staff, the Company’s fixed asset ledger of lease pool equipment is not integrated with our lease revenue system. Therefore, we are unable to determine whether a particular asset is generating revenues. We identify on a class basis, but not on an individual asset basis, those assets which are fully depreciated. However, from time to time, we review the Company’s lease pool, using budgetary and forecast information, including our assessment of customer demand, to determine the revenue generating capacity of a particular class of our assets.

For example, seismic recording channels are one type of the Company’s assets. The Company has over 40,000 seismic recording channels, comprised of four models that are each identified by a particular model name and/or number. We have approximately 6,000 of the “MRX” model of seismic recording channels. Each of the 6,000 individual “MRX” seismic recording channels is interchangeable with another “MRX” model. Accordingly, if we believe that due to technological obsolescence or lack of customer demand we would no longer be able to lease or sell all of our “MRX” channel boxes, then we would remove all of the “MRX” channel boxes from our books or reduce the carrying of the lease pool asset to estimated net realizable value based on expected future cash flows. However, if fully depreciated assets continue to be in demand for rental or for sale, we will leave them on our books.

Our review of the Company’s lease pool for fiscal 2006 gave rise to an impairment charge of $617,000 in 2006, which represented the net book value of the equipment removed from our books plus the amount by which the carrying value of selected lease pools assets was reduced due to concerns about realization. Based on our current and historical reviews of our lease pool assets for revenue generating capacity, we do not believe that any material amounts of lease pool assets, whether fully depreciated or not, are included in our lease pool or that the carrying value of any of our lease pool assets materially exceed their net realizable value, either individually or in the aggregate. Our notes to financial statements for fiscal 2006 will be expanded to more fully address our policy of removing fully depreciated lease pool equipment from our lease pool. Our critical accounting policies section of Management’s Discussion and Analysis in our 2006 Form 10-K will be expanded to disclose the manner in which we review our lease pool for impairment. Through a combination of the reviews discussed above and the sale of lease pool equipment over time, lease pool assets have been regularly removed from the lease pool or the net carrying value of the lease pool has been reduced through impairment charges.
4.	As indicated in Note 8 — Seismic Equipment Lease Pool, Property and Equipment, we note that your gross seismic equipment lease pool decreased $10,027,000 from January 31, 2004 to January 31, 2005. In addition, we note from your Consolidated Statements of Cash Flows that you purchased $5,668,000 of seismic equipment held for lease during the year ended January 31, 2005. We also note from Note 4 — Supplemental Statements of Cash Flows that you acquired $685,000 of seismic equipment in exchange for cancellation of accounts receivable. Based on the fact that you have not historically removed fully depreciated equipment from your book and given the information noted above, we assume that the gross book value of lease pool equipment sold related to the $1,944,000 net book value of lease pool equipment sold during the year ended January 31, 2005 was $16,380,000. Please confirm our understanding.

Response: We confirm your understanding as described in comment 4.

5.	We reviewed your proposed disclosures for your critical accounting policies regarding your long-lived assets. Please provide additional information regarding management’s specific estimates and assumptions underlying your accounting for your long-term assets so that your readers can more fully understand your bases for establishing the useful lives of these assets. In addition, please also provide additional information regarding management’s specific estimates and assumptions underlying your SFAS 144 impairment assessment at each reporting date. In this regard, we note that depreciation continues each month until the equipment is fully depreciated “... whether the equipment is actually in use during that period.” Specifically address how you determine whether the assets not currently under lease are impaired.
Response: We will include the following or similar disclosure in the notes to financial statements for fiscal 2006 and in critical accounting policies in our Form 10-K for 2006:
(a)	The estimated useful lives for rental equipment are based on the Company’s experience as to the economic useful life of its products. We review and consider industry trends in determining the appropriate useful life for our lease pool equipment, including technological obsolescence, market demand and actual historical useful service life of our lease pool equipment. Additionally, to the extent information is publicly available, the Company also compares its depreciation policies to other companies with similar rental products for reasonableness.

Seismic equipment held for lease consists primarily of recording channels and peripheral equipment and is carried at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the equipment, which is five years for channel boxes and 2 — 10 years for other peripheral equipment. As this equipment is subject to technological obsolescence and wear and tear, no salvage value is assigned to it. Should equipment remain in acceptable condition and still meet acceptable technical standards, the Company will continue to lease the equipment after it has been fully depreciated. This fully depreciated equipment is not removed from the lease pool.

When we purchase new equipment for our lease pool, we begin to depreciate it upon its first use and depreciation continues each month until the equipment is fully depreciated, whether the equipment is actually in use during that entire time period.

(b)	In accordance with FAS 144, the Company performs a review of its lease pool assets for potential impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We review all major categories of assets (not necessarily each individual asset) in our consolidated lease pool with remaining net book value to ascertain whether or not we believe that a particular asset group will generate sufficient cash flow over their remaining life to recover the remaining carrying value of those assets.

(c)	Please refer to our response to comment number 3 for the method we employ to ascertain whether lease pool assets not under lease are impaired.
Note 1 — Organization and Summary of Significant Accounting Policies Income Taxes, page F-8
6.	We have reviewed your response to prior comment four. We note that you intend to maintain the recorded valuation allowances until sufficient positive evidence exists to support a reversal of the tax valuation allowances. Please provide us with your enhanced disclosures which should include a discussion of the specific positive and negative indicators which you analyzed in order to determine the 2006 valuation allowance.
Response: Beginning with our 2006 Form 10-K, we will expand Management’s Discussion and Analysis to address the positive and the negative evidence that lead us to increase or decrease the remaining valuation allowance associated with our deferred tax assets by including the following or similar disclosure:
Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. We have assessed, using all available positive and negative evidence, the likelihood that the deferred tax assets will be recovered from future taxable income.
Under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, an enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. Among the more significant types of evidence that we consider are:
•	taxable income projections in future years;

•	whether the carryforward period is so brief that it would limit realization of tax benefits;

•	future sales and operating cost projections that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures; and

•	our earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition.
We intend to maintain the recorded valuation allowances until sufficient positive evidence exists to support a reversal of the tax valuation allowances. In determining the 2006 valuation allowance, we considered the following positive indicators:
•	the current level of worldwide oil and gas exploration activities resulting from historically high prices for oil and natural gas;

•	increasing world demand for oil;

•	our anticipated positive income in certain jurisdictions; and

•	our existing customer relationships.
We also considered the following negative indicators:
•	the risk of the world oil supply increasing, thereby depressing the price of oil and natural gas;

•	the risk of decreased global demand for oil; and

•	the potential for increased competition in the seismic equipment leasing and sales business.
Based on our evaluation of the evidence, we believe that it is appropriate to reduce our valuation allowance on the deferred tax asset by $3.0 million, leaving a valuation allowance on our books of $4.1 million, which will give rise to a deferred tax asset of $3 million at January 31, 2006.
Additional Comments
7.	We have reviewed your response to prior comment five. It remains unclear to us how you will address utilization trends when you do not compute utilization rates for your equipment lease pool. Please provide us with your expanded disclosure which addresses how you determine utilization rates and trends and how that information is assessed with respect to your business.

Response: As the Staff has acknowledged, we do not quantitatively calculate utilization rates. However, beginning with our 2006 Form 10-K, we will expand Management’s Discussion and Analysis to include the following or similar language:

The Company does not quantitatively calculate utilization rates for its equipment lease pool. However, we do subjectively monitor factors which we believe reflect trends in utilization. For example, we believe that the increase in our leasing revenues and the relatively constant size of our lease pool can be attributed to an increase in utilization of our lease pool equipment. The Company has relatively fixed costs within certain revenue ranges and, as a result, earnings are particularly sensitive to changes in utilization and demand for our lease equipment.
Our revenues are directly related to the level of worldwide oil and gas exploration activities and the profitability and cash flows of oil and gas companies and seismic contractors, which in turn are affected by expectations regarding the supply and demand for oil and natural gas, energy prices and finding and development costs. Our operations and the utilization of our lease pool depend upon these levels of activity. Such activity levels typically decline when there is a significant reduction in oil and gas prices or significant instability in energy markets. In recent years, oil and gas prices have been extremely volatile. Our revenues increased during 2004 and 2005, which we believe resulted from an improvement in market conditions. We believe that increased activity will result in a greater demand for our lease pool equipment, which will result in increased utilization of our lease pool equipment.
     We would like to advise the Staff that our 2006 Form 10-K is due on or before May 1, 2006. Accordingly, we hope to achieve a resolution on these outstanding comments as soon as possible. We appreciate any assistance the Staff can provide in facilitating our filing timetable.
     Should the Staff have any questions or comments, please contact the undersigned at 281.353.4475 or Michael A. Pugh, Chief Financial Officer of Mitcham Industries, Inc. at the same number.

Very truly yours, MITCHAM INDUSTRIES, INC.
By:	/s/ Billy F. Mitcham, Jr.
Billy F. Mitcham, Jr.
President